EXHIBIT 99.2
SCHEDULE A

Schedule A sets forth the directors of CYVN Investments RSC Ltd.
Name	Business Address	Present Principal Occupation	Citizenship
Samer Salah Mohammad Abdelhaq	Part of Floor 18, Floor 18, Al Maryah Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates	General Counsel, Abu Dhabi Department of Finance	United Arab Emirates
Kamal Ishaq Abdulla Ismail Almaazmi	Part of Floor 18, Floor 18, Al Maryah Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates	Director General - Strategic Financial Affairs, Abu Dhabi Department of Finance	United Arab Emirates
Eddy Georges Skaf	Part of Floor 18, Floor 18, Al Maryah Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates	Chief Investment Officer, CYVN Holdings L.L.C.	Lebanon